UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Groupon, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

399473107

(CUSIP Number)

Louis S. Citron, Esq.
New Enterprise Associates
1954 Greenspring Drive, Suite 600, Timonium, MD  21093
(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
New Enterprise Associates 12, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
43,984,956 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
43,984,956 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,984,956 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 399473107	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA Partners 12, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
43,984,956 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
43,984,956 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,984,956 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 399473107	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NEA 12 GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
43,984,956 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
43,984,956 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,984,956 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 399473107	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M. James Barrett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,836 shares

	8	SHARED VOTING POWER
43,984,956 shares

	9	SOLE DISPOSITIVE POWER
11,836 shares

	10	SHARED DISPOSITIVE POWER
43,984,956 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,996,792 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership and M. James Barret.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 399473107	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Barris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
163,170 shares

	8	SHARED VOTING POWER
44,006,336 shares

	9	SOLE DISPOSITIVE POWER
163,170 shares

	10	SHARED DISPOSITIVE POWER
44,006,336 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,169,506 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership, Peter J. Barris. and New Enterprise Associates, LLC.  New Enterprise Associates 12, Limited Partnership and New Enterprise Associates, LLC may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 399473107	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Forest Baskett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
44,006,336 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
44,006,336 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,006,336 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership. and New Enterprise Associates, LLC.  New Enterprise Associates 12, Limited Partnership and New Enterprise Associates, LLC may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 399473107	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Patrick J. Kerins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,420 shares

	8	SHARED VOTING POWER
43,984,956 shares

	9	SOLE DISPOSITIVE POWER
9,420 shares

	10	SHARED DISPOSITIVE POWER
43,984,956 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,994,376 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership and Patrick J. Kerins.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 399473107	13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Krishna S. Kolluri

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
43,984,956 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
43,984,956 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,984,956 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership.  New Enterprise Associates 12, Limited Partnership may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 399473107	13D	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Scott D. Sandell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
44,006,336 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
44,006,336 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,006,336 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes only shares directly held by New Enterprise Associates 12, Limited Partnership. and New Enterprise Associates, LLC.  New Enterprise Associates 12, Limited Partnership and New Enterprise Associates, LLC may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group.  See Item 3 and Item 5.

CUSIP No. 399473107	13D	Page 11 of 20 Pages

Item 1.     Security and Issuer.

This statement relates to the common stock, $.0001 par value (the "Common Stock") of Groupon, Inc. (the "Issuer") having its principal executive office at 600 West Chicago Avenue, Suite 400, Chicago, Illinois 60643.

Item 2.     Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 12, Limited Partnership ("NEA 12");

(b) NEA Partners 12, Limited Partnership ("NEA Partners 12"), which is the sole general partner of NEA 12; and NEA 12 GP, LLC ("NEA 12 LLC" and, together with NEA Partners 12, the "Control Entities"), which is the sole general partner of NEA Partners 12; and

(c) M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), Forest Baskett ("Baskett"), Patrick J. Kerins ("Kerins"), Krishna S. Kolluri ("Kolluri") and Scott D. Sandell ("Sandell") (together, the "Managers").  The Managers are the managers of NEA 12 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of NEA 12 and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of each of Barrett, Barris and Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Kolluri and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.

The principal business of NEA 12 is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of NEA Partners 12 is to act as the sole general partner of NEA 12.  The principal business of NEA 12 LLC is to act as the sole general partner of NEA Partners 12.  The principal business of each of the Managers is to manage the Control Entities, NEA 12 and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 12 and NEA Partners 12 are limited partnerships organized under the laws of the State of Delaware.  NEA 12 LLC is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Persons previously reported their ownership interest in the Issuer on Schedule 13G, as last amended on February 10, 2016.  The Reporting Persons are filing this Schedule 13D because it may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act with the other Shareholders (as defined below) as a result of having entered into a Voting Agreement, dated April 4, 2016, as described in Item 4 below.

CUSIP No. 399473107	13D	Page 12 of 20 Pages

Item 4.     Purpose of Transaction.

On April 3, 2016, the Issuer entered into an investment agreement (the "Investment Agreement") with A-G Holdings, L.P. ("Atairos"), relating to the issuance to Atairos of $250 million principal amount of the Issuer's 3.25% Senior Convertible Notes due 2022.  In connection with, and as a condition to, the closing of the transactions contemplated by the Investment Agreement, on April 4, 2016 (the "Closing"), the Issuer and  Atairos entered into a Voting Agreement (the "Voting Agreement") with NEA 12, New Enterprise Associates, LLC, Green Media, LLC, 600 West Groupon LLC, Bradley Keywell ("Keywell"), Eric Lefkofsky ("Lefkofsky") and Rugger Ventures LLC (collectively, the "Shareholders") pursuant to which the Shareholders committed to vote the shares of Class A Common Stock or Common Stock, as applicable, that each Shareholder owns in favor of Atairos' director nominee at any annual or special meeting at which directors of the Issuer are elected.  The Voting Agreement will terminate when Atairos owns less than 66.7% of the Issuer's outstanding Class A Common Stock or Common Stock, as applicable (on an as-converted basis), owned by Atairos immediately following the Closing.

As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a "group" with the parties to the Voting Agreement, including Lefkofsky, Keywell, Atairos, and certain of their respective affiliates.  As of April 1, 2016, based on the Issuer's preliminary proxy statement filed with the Securities Exchange Commission (the "SEC") on April 8, 2016 (the "Proxy"), (i) Lefkofsky and certain of his affiliates beneficially own 102,339,711 shares of Class A Common Stock and 999,984 shares of Class B Common Stock, (ii) Keywell and certain of his affiliates beneficially own 30,420,104 shares of Class A Common Stock and 400,008 shares of Class B Common Stock and (iii) Atairos owns 46,296,300 of Class A Common Stock.1

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on April 4, 2016 and incorporated herein by reference.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 12 and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

1 See the Schedule 13D or 13G (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D or 13G previously filed by any other Shareholder has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Shareholder, which includes, or will include, information regarding the other Shareholder's jurisdiction of organization, principal business and address of principal office.

CUSIP No. 399473107	13D	Page 13 of 20 Pages

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

(a)	NEA 12 is the record owner of 43,984,956 shares of Common Stock of the Issuer (the "NEA 12 Shares"). As the sole general partner of NEA 12, NEA Partners 12 may be deemed to own beneficially the NEA 12 Shares. As the sole general partner of NEA Partners 12, NEA 12 LLC may be deemed to own beneficially the NEA 12 Shares. As members of NEA 12 LLC, each of the Managers may be deemed to own beneficially the NEA 12 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 12 Shares and the shares held by the other Shareholders other than those shares which such person owns of record.

Barrett is the record owner of 5,918 shares of Common Stock (the "Barrett Shares") and the Barrett 2006 Family Trust (the "Barrett Trust") is the record owner of 5,918 shares of Common Stock (the "Barrett Trust Shares").  As an affiliate of the Barrett Trust, Barrett may be deemed to own beneficially the Barrett Trust Shares in addition to the Barrett Shares and the NEA 12 Shares.

Barris is the record owner of 67,180 Deferred Stock Units of the Issuer (the "Barris Deferred Shares"), which represent the right to receive an equal number shares of Common Stock upon the termination of Barris's service as a Director of the Issuer.  Barris is also the record owner of 70,932 shares of Common Stock (the "Barris Shares"), PJ Barris, LLC is the record owner of 19,176 shares of Common Stock (the "PJ Barris Shares") and PDB, LLC is the record owner of 5,882 shares of Common Stock (the "PDB Shares"). As a member of PJ Barris, LLC and the investment advisor of PDB, LLC, Barris may be deemed to own beneficially the PJ Barris Shares and the PDB Shares in addition to the Barris Deferred Shares, the Barris Shares and the NEA 12 Shares.

Kerins is the record owner of 9,420 shares of Common Stock in addition to the Shares (the "Kerins Shares").  Accordingly, Kerins may be deemed to own beneficially the Kerins Shares in addition to the NEA 12 Shares.

Finally, New Enterprise Associates, LLC ("NEA LLC") is the record owner of 21,380 shares of Common Stock (the "NEA LLC") Shares.  As members of NEA LLC's board of directors, each of Barris, Baskett and Sandell may also be deemed to beneficially own the NEA LLC Shares.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage, for each Reporting Person except Barris, was calculated based on the 575,079,125 shares of Common Stock (the "Proxy Shares") reported to be outstanding as of April 1, 2016 on the Proxy.  The percentage set forth on the cover sheet for Barris is calculated based on 575,146,305 shares of Common Stock, which includes the Barris Deferred Shares and the Proxy Shares.

CUSIP No. 399473107	13D	Page 14 of 20 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference

Other than as described in this Schedule 13D, to the best of the Reporting Persons knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 399473107	13D	Page 15 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 15th day of April, 2016.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:	NEA PARTNERS 12, Limited Partnership General Partner

By:	NEA 12 GP, LLC General Partner

By:         *
      Peter J. Barris
Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC General Partner

By:          *
       Peter J. Barris
       Manager

NEA 12 GP, LLC

By:          *
       Peter J. Barris
       Manager

*
M. James Barrett

*
Peter J. Barris

*
Forest Baskett

CUSIP No. 399473107	13D	Page 16 of 20 Pages

*
Patrick J. Kerins

*
Krishna S. Kolluri

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 399473107	13D	Page 17 of 20 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Groupon, Inc.

EXECUTED this 15th day of April, 2016.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:	NEA PARTNERS 12, Limited Partnership General Partner

By:	NEA 12 GP, LLC General Partner

By:         *
      Peter J. Barris
Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC General Partner

By:          *
       Peter J. Barris
       Manager

NEA 12 GP, LLC

By:          *
       Peter J. Barris
       Manager

*
M. James Barrett

*
Peter J. Barris

CUSIP No. 399473107	13D	Page 18 of 20 Pages

*
Forest Baskett

*
Patrick J. Kerins

*
Krishna S. Kolluri

*
Scott D. Sandell

*/s/ Louis S. Citron
Louis S. Citron
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 399473107	13D	Page 19 of 20 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of August, 2013.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

CUSIP No. 399473107	13D	Page 20 of 20 Pages

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Harry Weller
Harry Weller